CONE Midstream Partners LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

August 25, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:	CONE Midstream Partners LP

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed July 25, 2014

CIK No. 0001610418

Ladies and Gentlemen:

Set forth below are the responses of CONE Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 15, 2014, with respect to the Partnership’s second confidential draft registration statement on Form S-1 submitted to the Commission on July 25, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR our initial public filing of the Registration Statement (the “Initial Public Filing”). For your convenience, we have hand delivered five copies of the Initial Public Filing marked to show all changes made since the second confidential submission of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Initial Public Filing, unless otherwise indicated.

General

1.	We note your response to comment 3 in our letter dated July 11, 2014 and the materials you provided in support of several of your statements. In some instances, however, it does not appear that you have provided sufficient context for the statistics to which you cite. For example, in the introductory paragraph under “U.S. Natural Gas Market Fundamentals” on page 102 you cite statistics that the EIA uses to indicate that energy intensity will decline. In your disclosure, clarify why you have disclosed these statistics if the source from which you quote seems to be using them to draw conclusions that you have not discussed.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 104 and 108.

Prospectus Summary, page 1

Overview, page 1

2.	We note your response to comment 7 in our letter dated July 11, 2014. Please revise your disclosure, here and elsewhere in your registration statement, to clarify the method by which you calculated the number of potential drilling locations, as well as the risks and potential timing of the development of such wells.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1, 110 and 119.

Our Relationship with Our Sponsors and CONE, page 6

3.	Please clarify that CONE is under no obligation to sell you any assets, and that you do not know when or if CONE will make an offer to sell any such assets.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 and 116.

4.	Please disclose the value of the common units and subordinated units that CONE will receive in connection with completion of this offering.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 and 117.

5.	Please clarify the meaning of “controlling interest” with regard to your holdings of each of your Anchor Systems, Growth Systems and Additional Systems. Please also state that, through your control relationships, following the completion of this offering, you will ultimately control and manage the day to day operations, business and affairs of the Anchor, Growth and Additional Systems, as you indicate in your response to comment 39. As a related matter, please revise the chart that appears on page 10 to refer to the three Operating Subsidiaries by their names and identify the general and limited partnership interests held in such entities.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7, 11, 116 and 152-153.

Risk Factors, page 21

Risks Related to Our Business, page 21

The McQuay to Majorsville Pipeline experienced a slip at two stream crossings. . ., page 30

6.	Please update this risk factor as of the most recent practicable date.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 32.

Management’s Discussion and Analysis of Financial Condition and Result s of Operations, page 88

Other Factors Impacting Our Business, page 92

7.	Please clarify the “increased well economics associated with wet gas wells” that “will incentivize [y]our Sponsors to increase their wet gas production,” including how this will allow your Sponsors to “economically produce from their wet gas wells in low commodity price environments.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 94 and 114.

Business, page 108

Our Gathering Agreements, page 117

8.	We note your indication on pages 85 and 148 that you will be entering into new long- term gathering agreements with your Sponsors. Confirm that the summary you provide here reflects the terms of your new long-term gathering agreements and specify the start of the 20-year term.

Response: We acknowledge the Staff’s comment and confirm that the summary provided reflects the terms of our new long-term gathering agreements. We respectfully advise the Staff that our new long-term gathering agreements with our Sponsors will commence on the closing date of this offering and have revised the Registration Statement accordingly. Please see page 120.

Securities and Exchange Commission

9.	We note that your Sponsor may “temporarily” release your dedicated acreage from dedication. Please clarify the amount of time for which such acreage may be released, as well as the impact of any such release on your business in the case of a temporary or permanent release.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 121.

We respectfully advise the Staff that if we materially breach our gathering agreements and do not remedy such breach within 45 days after receiving notice of such breach, our Sponsors can elect to temporarily release their acreage from the dedication under the gathering agreements for so long as we remain in material breach of the gathering agreements. If our material breach prevents us from providing gathering services under the gathering agreements and we do not remedy such breach within 45 days after receiving notice of such breach, our Sponsors can permanently release from the dedication under the gathering agreement the acreage associated with the wells for which we are not providing gathering services. As this temporary or permanent release would only result from our material breach of the gathering agreement, we are unable to estimate, with any reasonable degree of certainty, the impact of any such release.

We also respectfully advise the Staff that if we interrupt or curtail the receipt of our Sponsors gas for a period of five consecutive days or more than seven days within any consecutive two week period, then our Sponsors can temporarily release from the dedication under the gathering agreements the affected volumes for a period lasting until the first day of the month following 30 days after our notice to our Sponsors that the interruption or curtailment has ended. As this temporary release would only result from an interruption of our services, we are unable to estimate, with any reasonable degree of certainty, the impact of any such temporary release.

Conflicts of Interest and Duties, page 149

10.	Please revise your discussion here to specifically address the fact that your gathering agreements with your Sponsors reflect all of your historical and, at least for now, anticipated revenues. Specifically, your discussion of contracts between you and your general partner on page 149 could be enhanced to specifically discuss the conflicts associated with the contracts that govern your only source of revenue, given that the Sponsors control your general partner.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 159.

Securities and Exchange Commission

Unaudited Pro Forma Condensed Financial Statements, page F-2

11.	We note your response to comment 38 from our letter dated July 11, 2014. Please describe in reasonable detail the types of expenses that are likely to increase under these agreements and disclose why management is unable to provide an estimate of the likely increase or aggregate amounts, similar to your disclosure about the additional expenses associated with being a publicly traded partnership.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the variable general and administrative costs we will incur under the omnibus agreement and services agreement, such as costs related to treasury, legal, finance and technology services provided by our Sponsors, will be impacted by our need to obtain such services from our Sponsors and correspondingly, the time spent by the employees of our Sponsors to provide such services, which management does not believe is estimable with a reasonable degree of certainty. We have revised the Registration Statement accordingly. Please see page F-3.

12.	We note your response to comment 39 from our letter dated July 11, 2014. Please tell us in more detail how you determined that CONE Operating has the obligation to absorb the losses of/receive the benefits from the VIE that could be potentially significant to the VIE. It appears from your response that CONE Operating would absorb losses or receive benefits with respect to its 5% ownership interest. Please also address whether you considered the GP interests and LP interests to be related parties and if that determination affected your analysis.

Response: We acknowledge the Staff’s comment and respectfully advise that we did not evaluate the general partner and limited partner interests held by CONE Operating as a group because 100% of the interests indirectly owned by CONE Operating are general partner interests in the respective DevCo Limited Partnership (as defined in our prior response to Comment #39 of the Staff’s letter dated July 11, 2014). We acknowledge that our prior response and submission may not have been clear on this point and have revised our filing to more clearly indicate these interests as general partner interests in response to Comment #5 of the Staff’s letter dated July 11, 2014.

Upon concluding that the DevCo Limited Partnerships were VIEs, we assessed the primary beneficiary relative to the obligation of the variable interest holders to absorb losses of the VIE that could be significant to the VIE or the right to receive benefits from the VIE that could be significant to the VIE, both currently and in the future. As a result of the variable interest in the DevCo Limited Partnerships indirectly held by CONE Operating, through its general partner in each of the DevCo Limited Partnerships, we believe that CONE Operating has both the obligation to absorb losses and the right to receive benefits that could be significant to the VIE through those interests. Further, CONE Operating’s exposure to losses and benefits is not mitigated through a cap, floor or other mechanism and, as a result, CONE Operating’s full investment is exposed to potential losses. We believe that ASC 810 contains a presumption that the existence of a variable interest in a VIE will satisfy the requirement relative to absorption of losses or receipt of benefits. We further believe that this presumption has not been overcome by the facts and circumstances relevant to the analysis of the DevCo Limited Partnerships.

Securities and Exchange Commission

As indicated in our prior response, through its indirect ownership of 100% of the outstanding general partner interests in each of the DevCo Limited Partnerships, CONE Operating maintains the power to direct the activities of the DevCo Limited Partnerships that most significantly impact their economic performance. CONE Operating, through its indirect ownership of these general partner interests, has the power to direct all substantive strategic and day-to-day operational decisions of the DevCo Limited Partnerships. The limited partner interests do not participate in these decisions and have only been granted very limited protective rights. Accordingly, when considered with the benefits realized by CONE Operating, as discussed in the preceding paragraph, we concluded that CONE Operating was the primary beneficiary of each of the DevCo Limited Partnerships and, as such, should be consolidated with those entities.

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ David M. Khani
David M. Khani Chief Financial Officer
CONE Midstream GP LLC

Cc:	Lisa Sellars, Securities and Exchange Commission

Jim Allegretto, Securities and Exchange Commission

Liz Walsh, Securities and Exchange Commission

Lisa Kohl, Securities and Exchange Commission

John T. Lewis, CONE Midstream GP LLC

Kirk Moore, CONE Midstream GP LLC

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

George Vlahakos, Andrews Kurth LLP

David Oelman, Vinson & Elkins L.L.P.

Jeffery Malonson, Vinson & Elkins L.L.P.